August 1, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Common
Stock, par value $0.001 per share, of Vitro Biopharma, Inc., under the Exchange Act of
1934.

Sincerely,

